UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 6)*

Harte Hanks, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

416196202
(CUSIP Number)

Greg Lempel
2727 Kirby Drive, Unit 29L
Houston, Texas 77098
713-482-2196
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
513,502
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
513,502
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSON
BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
513,502
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
513,502
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSON
BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
513,502
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
513,502
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON
Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
513,502
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
513,502
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSON
FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
513,502
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
513,502
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON
The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,000
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
50,000
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON
Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
660,000
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
660,000
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
660,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%
14	TYPE OF REPORTING PERSON
IN

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D originally filed by the undersigned on January 12, 2018 (as amended, the “Schedule 13D”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 513,502 Shares held directly by BLR Partners is approximately $4,007,987, including brokerage commissions. The aggregate purchase price of the 50,000 Shares held directly by Radoff Foundation is approximately $305,910, including brokerage commissions. In addition to the foregoing, Bradley L. Radoff owns 76,498 Shares directly, for which the aggregate purchase price, including brokerage commissions, is approximately $331,787. Mr. Radoff also owns 20,000 Shares indirectly (through his IRA), for which the aggregate purchase price, including commissions, is approximately $73,253.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented and superseded, as the case may be, with the addition of the following:

The Reporting Person intends to nominate one or more nominees for election to the board of directors (the “Board”) of the Issuer at the upcoming annual meeting of stockholders, currently scheduled to take place on June 23, 2021 (or any adjournment or postponement thereof). The Reporting Person has engaged, and intends to continue to engage, in discussions with the Issuer’s management and Board and other stockholders in an effort to negotiate a mutually acceptable arrangement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 6,654,246 Shares outstanding as of January 31, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 24, 2021.

A.	BLR Partners

(a)	As of the close of business on April 28, 2021, BLR Partners beneficially owned 513,502 Shares.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 513,502

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 513,502

4.	Shared power to dispose or direct the disposition: 0

(c)	BLR Partners has not entered into any transactions in Shares during the past 60 days.

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 513,502 Shares beneficially owned by BLR Partners.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 513,502

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 513,502

4.	Shared power to dispose or direct the disposition: 0

(c)	BLRPart GP has not entered into any transactions in Shares during the past 60 days.

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 513,502 Shares beneficially owned by BLR Partners.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 513,502

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 513,502

4.	Shared power to dispose or direct the disposition: 0

(c)	BLRGP has not entered into any transactions in Shares during the past 60 days.

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 513,502 Shares beneficially owned by BLR Partners.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 513,502

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 513,502

4.	Shared power to dispose or direct the disposition: 0

(c)	Fondren Management has not entered into any transactions in Shares during the past 60 days.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 513,502 Shares beneficially owned by BLR Partners.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 513,502

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 513,502

4.	Shared power to dispose or direct the disposition: 0

(c)	FMLP has not entered into any transactions in Shares during the past 60 days.

F.	Radoff Foundation

(a)	As of the close of business on April 29, 2021, Radoff Foundation beneficially owned 50,000 Shares.

Percentage: Approximately 0.8%

(b)	1. Sole power to vote or direct vote: 50,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 50,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Radoff Foundation during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Radoff

(a)	Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 513,502 Shares beneficially owned by BLR Partners and (ii) 50,000 Shares beneficially owned by Radoff Foundation. In addition, Mr. Radoff directly owns 76,498 Shares and indirectly owns (through his IRA) 20,000 Shares.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 660,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 660,000

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Radoff Foundation during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, Shares.

(e)	Not applicable.

Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2021

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Directorc

FMLP Inc.

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Director

/s/ Bradley L. Radoff
Bradley L. Radoff

SCHEDULE A

The following tables sets forth all transactions by the Reporting Persons with respect to Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 29, 2021. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Nature of Transaction	Securities Purchased	Securities Purchased	Price per Share ($)	Date of Purchase
	THE RADOFF FAMILY FOUNDATION	Bradley L. Radoff (including through his IRA)
Purchase of Shares	1,502		4.343	04/21/2021
Purchase of Shares		76,498	4.337	04/21/2021
Purchase of Shares		1,000	4.348	04/21/2021